Exhibit 99.30
FOR IMMEDIATE RELEASE – MAY 9, 2008 – CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol – PEF)
PETROFLOW ENERGY LTD. ANNOUNCES APRIL 2008 OPERATIONS UPDATE
Petroflow is pleased to provide this update regarding our April 2008 operational results including the current status of our Oklahoma drilling activities.
Overall Operations
During the month we averaged approximately 2,438 BOEs (14,628 mcfe) per day of production of which approximately 85% was gas. Our exit rate in April was 2,765 BOEs (16,590 mcfe). Overall, the daily average production for April increased by 3% over March 2008.
Oklahoma Drilling Activity
To date we have enjoyed a 100% success rate in our Oklahoma drilling activity. Our average daily production net to our working interest in the field increased 3% over March 2008.
Following is a table outlining the status of our drilling activities in our Hunton resource play.
DRILLING ACTIVITY

Total wells on production as at April 1, 2008	34
Wells brought on production to May 7, 2008	2
Wells currently drilling	3
Wells in completion phase	2
Salt water disposal wells drilled	3
Wells awaiting hookup	2

TOTAL	46
Other areas
In our New Mexico property, we also report continued growth in production. Our average daily production net to our working interest increased 111 mcf per day to 2,700 mcf per day, an overall increase of 4% compared to March 2008. We anticipate finalizing the previously announced sale of this property during May 2008.
Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
For further information, please contact:

Macam Investor Relations		Petroflow Energy Ltd.
Cameron MacDonald, President & CEO	-or-	John Melton, President & CEO
Office (403) 695-1006		(504) 453-2926
Toll Free (866) 264-0743		Duncan Moodie, CFO
(403) 539-4311
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.